Arbutus Biopharma Corporation 701 Veterans Circle
Warminster, Pennsylvania 18974

November 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Arbutus Biopharma Corporation
Registration Statement on Form S-3
Filed November 4, 2021
File No. 333-260782
Request for Acceleration of Effective Date

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Arbutus Biopharma Corporation hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on November 18, 2021, at 4:00 p.m. Eastern Standard Time, or as soon thereafter as is practicable.
Once the Registration Statement has been declared effective, please orally confirm that event with Stephen M. Nicolai of Hogan Lovells US LLP at (267) 675-4642.

ARBUTUS BIOPHARMA CORPORATION

By: /s/ David C. Hastings
Name: David C. Hastings
Title: Chief Financial Officer